As Filed with the Securities and Exchange Commission on February 25, 2005
Registration No. 333-120755

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Danielson Holding Corporation
(Exact name of registrant as specified in its charter)

Delaware	95-6021257
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

40 Lane Road

Fairfield, New Jersey 07004
(973) 882-9000
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Anthony J. Orlando

President and Chief Executive Officer
Danielson Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:

Timothy J. Simpson, Esq.

Senior Vice President, General Counsel and Secretary
Danielson Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004

and

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
(312) 269-8000

    Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☑

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Share	Offering Price	Registration Fee

Common Stock, $.10 par value per share, issuable upon the exercise of non- transferable rights	3,000,000 shares	$1.53	$4,590,000	$582*

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

* Registration fee paid pursuant to the Company’s Registration Statement on Form S-3 filed on November 24, 2004.

The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any states where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

PROSPECTUS DATED                     , 2005

Danielson Holding Corporation

Up To 3,000,000 Shares of Common Stock

        We are conducting a rights offering and we are offering at no charge the right to subscribe to up to 3,000,000 shares of our common stock at a purchase price of $1.53 per share to satisfy our obligations as the sponsor of the second plan of reorganization of our wholly-owned subsidiary, Covanta Energy Corporation. This rights offer is being made solely to holders as of January 12, 2004 of the $100,000,000 of principal amount of 9.25% Debentures issued by Covanta who voted in favor of Covanta’s second reorganization plan. Such holders who voted in favor of our second plan of reorganization for Covanta are referred to in this prospectus as “Eligible Offerees.” Each Eligible Offeree is entitled to purchase his, her or its pro rata portion of this rights offering. The number of shares of our common stock each Eligible Offeree is entitled to purchase is determined by the ratio of the principal amount of 9.25% Debentures held by each Eligible Offeree over the principal amount of all outstanding 9.25% Debentures and multiplying this ratio by 3,000,000. The rights are not certificated and are non-transferable. Rights that are not exercised by each Eligible Offeree by the expiration date will expire and have no value. There are no over-subscription rights being offered and any rights not exercised will be cancelled. If all of the rights are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $4,590,000.

     The rights offering begins on the date of this prospectus and ends on                     , 2005.

     Our common stock is listed on the American Stock Exchange under the symbol “DHC.” On February 24, 2005, the last reported sale price for the common stock was $16.22 per share.

      You should carefully consider the risk factors beginning on page 5 of this prospectus before exercising your rights to purchase any of the shares offered by this prospectus.

     In order to avoid an “ownership change” for federal tax purposes, our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock, except under limited circumstances. Consequently, there are limitations on the exercise of the rights as described in this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February [     ], 2005.

      Unless the context otherwise requires, references in this prospectus to “Danielson,” and “we,” “our,” “us” and similar terms refer to Danielson Holding Corporation and its subsidiaries; references to “NAICC” refer to National American Insurance Company of California and its subsidiaries; references to “ACL” refer to American Commercial Lines, LLC and its subsidiaries; and references to “Covanta” refer to Covanta Energy Corporation and its subsidiaries.

SUMMARY

About Danielson Holding Corporation

      We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta Energy Corporation in March 2004. We engage in insurance operations through our indirect subsidiaries, National American Insurance Company of California and related entities. A significant portion of the Company’s net operating losses in the past three years stem from lines of insurance business, such as commercial automobile and worker’s compensation insurance, which the Company has ceased actively underwriting.

      As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.

      As of the end of 2003, we reported aggregate consolidated net operating loss tax carryforwards, which we refer to as “NOLs” in this prospectus, for federal income tax purposes of approximately $680 million. These losses will expire over the course of the next 19 years unless utilized prior thereto. The Company’s NOLs are primarily from the taxable results of certain grantor trusts established in 1990 as part of a reorganization from which Mission Insurance Group, Inc. emerged from bankruptcy as the Company.

      We acquired our 100% ownership interest in ACL in May 2002. As a result of adverse developments in the marine transportation business, ACL was no longer able to meet its obligations under applicable financing arrangements. On January 31, 2003, ACL, many of its subsidiaries and its immediate direct parent entity, American Commercial Lines Holdings, LLC (“ACL Holdings”), filed a petition with the U.S. Bankruptcy Court for the Southern District of Indiana to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The Company wrote off its investment in ACL as an other than temporarily impaired asset at the end of the first quarter of 2003. ACL Holdings and ACL confirmed a plan of reorganization on December 30, 2004. As a result, our equity interest in ACL was cancelled, and we received warrants to purchase three percent of ACL’s new common stock at a price of $12.00 per share. The impairment of our investment in ACL and our share of ACL’s net loss under the equity method resulted in net losses of $54.9 million in 2003.

      As of February 22, 2005, our officers and directors as a group owned approximately 7.5% of common stock that is outstanding and entitled to vote. This percentage reflects shares beneficially owned by affiliates of officers and directors, as well as shares underlying currently exercisable options to purchase shares of common stock that our officers and directors have the right to acquire within 60 days of the date hereof.

      Our principal executive offices are located at 40 Lane Road, Fairfield, New Jersey 07004, and our telephone number is (973) 882-9000.

About Covanta Energy Corporation

      Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 49 power generation facilities, 37 of which are in the United States and 12 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta also operates one water treatment facility, which is located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries.

      Prior to March 10, 2004 when we acquired Covanta upon its emergence from bankruptcy proceedings, it and most of its domestic subsidiaries had been operating as debtors in possession under Chapter 11 of the United States Bankruptcy Code.

      When Covanta emerged from bankruptcy proceedings, Covanta and certain of its subsidiaries entered into both secured and unsecured financing arrangements. In addition many of Covanta’s operating subsidiaries are parties to financing arrangements for individual operating projects which are secured by the assets of the project. The Company has no obligations with respect to the debt of Covanta or any of its subsidiaries.

The Rights Offering

Reason for Offering	We agreed to make this offering to provide additional benefits to those holders of 9.25% Debentures who voted in favor of our proposed plan of reorganization for Covanta as an inducement to facilitate the approval of our proposed plan.

Eligible Offerees	Eligible Offerees are only those persons who held the 9.25% Debentures on January 12, 2004 and who voted in favor of our proposed second plan of reorganization for Covanta. No other person is eligible to participate in this rights offering and the rights to purchase shares of our common stock offered under this prospectus may not be transferred to any other person.

Size of Rights Offering	We are offering to sell 3,000,000 shares of our common stock. If all of the common stock is purchased in the rights offering, the total purchase price of our common stock in the offering will be $4,590,000.

Rights Being Offered	We are offering a total of 3,000,000 shares of our common stock at $1.53 per share. Each Eligible Offeree is entitled to purchase his, her or its pro rata portion of this rights offering. The number of shares of our common stock each Eligible Offeree is entitled to purchase is determined by the ratio of the principal amount of 9.25% Debentures held by each Eligible Offeree voted in favor of our plan of reorganization over $99,600,000, the principal amount of all outstanding 9.25% Debentures voted in favor of our plan of reorganization, and multiplying this ratio by 3,000,000. Wells Fargo, the rights agent in this rights offering, will verify and confirm the eligibility of and the number of shares each Eligible Offeree is entitled to purchase.

Offering Period	This rights offering will commence on the date of this prospectus and remain open until the 5:00 p.m. New York City time on , 2005.

Oversubscription Rights	There are no oversubscription rights in this rights offering. Any rights not exercised by any Eligible Offeree entitled to exercise such rights will not be reallocated to any other Eligible Holder and will be cancelled.

Transferability of Rights	The rights are not transferable. The rights may only be exercised by Eligible Offerees in the amount offered to each Eligible Offeree.

Conditions to the Rights Offering	The closing of the rights offering is subject to conditions. See “The Rights Offering — Conditions to the Rights Offering” for more details. Your subscription rights are subject to, among other things, ownership restrictions imposed by our certificate of incorporation and the escrow protection mechanics described herein.

Certificate of Incorporation Restrictions; Escrow Protection Mechanics	Our ability to utilize our net operating loss tax carryforwards would be substantially reduced if we were to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code. In order to reduce the risk of an ownership change, our certificate of incorporation restricts the ability of any holder of 5% or more of our common stock to sell or otherwise transfer any shares owned by such holder or to purchase or otherwise acquire shares of our common stock. Our certificate of incorporation also restricts the ability of any other holder to make an acquisition of our common stock which will result in total ownership by such stockholder of 5% or more of our common stock. These restrictions will apply unless and until we determine that such acquisition will not result in an unreasonable risk of an ownership change. We have the right, in our sole and absolute discretion, to limit the exercise of the rights, including instructing the rights agent to refuse to honor any exercise of rights, by 5% stockholders or stockholders who would become 5% holders upon exercise of their rights.

The total number of shares of our common stock to be outstanding upon completion of the offering, assuming the offering is fully subscribed, would be 75,980,547. Five percent of 75,980,547 is 3,799,027.

In order to avoid an “ownership change” for Federal income tax purposes, we have implemented the escrow protection mechanics, which are as follows: (1) by exercising its rights, each Eligible Offeree will represent to us that such Eligible Offeree will not be, after giving effect to the exercise of the rights, an owner, directly or indirectly (as described in this prospectus), of more than 3,400,000 shares; (2) if such exercise would result in such holder owning more than 3,400,000 shares of our common stock, such holder must notify the rights agent at the telephone number set forth under “The Rights Offering — Delivery of Subscription Materials and Payment;” (3) if requested, each Eligible Offeree will provide us with additional information regarding the amount of common stock that the Eligible Offeree owns; and (4) we shall have the right to instruct the rights agent to refuse to honor such Eligible Offeree’s exercise to the extent such exercise of rights might, in our sole and absolute discretion, result in such holder owning 5% or more of our common stock. By exercising your rights in the rights offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you. See “The Rights Offering — Certificate of Incorporation Restrictions; Escrow Protection Mechanics.”

Procedure for Purchasing Common Stock under the Automated Subscription Offer Program	The rights offering is eligible for the Automated Subscription Offer Program, referred to in this prospectus as “ASOP”, of Depository Trust Company, referred to in this prospectus as “DTC”. Since all record holders of the 9.25% Debentures are DTC participants, we are requiring that all rights be exercised through ASOP.

If you are an Eligible Offeree and wish to purchase shares of our common stock through the exercise of rights issued to you in this rights offering, you must transmit your notice of exercise by electronic message through ASOP prior to 5:00 p.m., New York City time, on the expiration date. DTC will then send an agent’s message to the rights agent for the rights offering, Wells Fargo Bank, National Association, for its acceptance. Delivery of the agent’s message by DTC indicates that the you agree to be bound to the terms and conditions of the rights offering (including the authorization that the exercise price be debited from your DTC account).

Once you have exercised your subscription rights, your exercise may not be revoked in whole or in part.

Rights not exercised prior to the expiration date will lose their value.

We will make the necessary book-entry transfers or, upon your request, issue certificates or representing shares purchased in the offering, as soon as reasonably practicable after the closing of the rights offering. All exercises of rights will be effective on the closing of the rights offering.

Our common stock is traded on the American Stock Exchange, which we sometimes refer to as the “AMEX,” under the symbol “DHC.” On February 24, 2005, the closing price of our common stock on the AMEX was $16.22 per share. Shares of our common stock issued upon the exercise of the rights will also be listed on the AMEX under the same symbol.

Risk Factors

      An investment in our common stock is very risky. You should consider carefully the risk factors beginning on this page 5 of this prospectus.

Use of Proceeds

      The proceeds from the offering, estimated to be approximately $4.5 million, after deduction of expenses of the offering estimated to be $335,000, will be used by us for general corporate purposes.

RISK FACTORS

      An investment in our common stock is very risky. You should carefully consider the following factors and all the information in this prospectus and the information incorporated by reference herein.

Danielson-Specific Risks

The market for our common stock has been historically illiquid which may affect your ability to sell your shares.

      The volume of trading in our stock has historically been low. In the last six months, the daily trading volume for our stock has been approximately 260,950 shares. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his, her or its shares.

Reduced liquidity and price volatility could result in a loss to investors.

      Although our common stock is listed on the AMEX, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions.

Concentrated stock ownership and charter provision may discourage unsolicited acquisition proposals.

      Assuming the issuance of 3,000,000 shares of our Common Stock in the rights offering described in this prospectus, SZ Investments, L.L.C., together with its affiliate EGI Fund (05-07) Investors, L.L.C., stockholders referred to in this prospectus together as “SZ Investments,” Third Avenue Trust, on behalf of Third Avenue Value Fund, a stockholder referred to in this prospectus as “Third Avenue,” and D. E. Shaw Laminar Portfolios, L.L.C., a creditor of Covanta and a stockholder referred to in this prospectus as “Laminar,” separately own or will have the right to acquire approximately 15.5%, 6.0% and 18.4%, respectively, or when aggregated, 40.0% of our outstanding common stock. These stockholders have each separately committed to participate in the rights offering we have agreed to undertake in order to finance the Company’s acquisition of American Ref-Fuel Holdings Corp., which we refer to in this prospectus as “Ref-Fuel,” and acquire their pro rata portion of shares in that rights offering. Although there are no agreements among SZ Investments, Third Avenue and Laminar regarding their voting or disposition of shares of our common stock, the level of their combined ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. In addition, the change in ownership limitations contained in Article Fifth of our charter could have the effect of discouraging or impeding an unsolicited takeover proposal.

The exercise of irrevocable subscription rights may adversely affect investors.

      Once you have exercised your subscription rights, your exercise may not be revoked in whole or in part for any reason, including a decline in our common stock price. Rights not exercised prior to the expiration date will lose their value.

Future sales of our common stock may depress our stock price.

      No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. In addition, in connection with the Covanta acquisition financing, we have filed a registration statement on Form S-3 to register the resale of 17,711,491 shares of our common stock held by Laminar, Third Avenue and SZ Investments and in connection with our proposed acquisition of Ref-Fuel we intend to register additional shares to be offered in a pro rata rights offering and have agreed to register the resale of certain shares held by Laminar, Third Avenue and SZ Investments in an underwritten public offering. We have also agreed to register any shares issuable to the current shareholders of Ref-Fuel in the event the purchase agreement we entered into with such stockholders is terminated due to our failure to complete the equity and debt financing for such acquisition. The potential effect of these shares being sold may be to depress the price at which our common stock trades.

Our disclosure controls and procedures may not prevent or detect all acts of fraud.

      Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

      Our management, including our Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our companies have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

We cannot be certain that the net operating loss tax carryforwards will continue to be available to offset our tax liability.

      As of December 31, 2003, we had approximately $680 million of net operating loss tax carryforwards for Federal income tax purposes, which we refer to as “NOLs”. In order to utilize the NOLs, we must generate taxable income which can offset such carryforwards. The NOLs are also utilized by income from certain grantor trusts that were established as part of the Mission Insurance reorganization. The NOLs will expire if not used. The availability of NOLs to offset taxable income would be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% change in stock ownership during a three year “testing period” by “5% stockholders”.

      In order to help us preserve the NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code. The transfer restrictions were implemented in 1990, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot assure you, however, that these restrictions will prevent an ownership change.

      The NOLs will expire in various amounts, if not used, between 2004 and 2023. The Internal Revenue Service has not audited any of our tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the NOLs were reported. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS was successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset our future consolidated income and we may not be able to satisfy our obligations to Covanta under a tax sharing agreement described below, or to pay taxes that may be due from our consolidated tax group.

      In addition to the foregoing, reductions in our NOLs could occur in connection with ACL’s emergence from bankruptcy proceedings. Management is currently analyzing the impact of ACL’s emergence from bankruptcy proceedings on our NOLs. While we will attempt to manage the tax consequences of that transaction, taxable income could result from ACL debt forgiveness and asset sales, which could materially reduce our NOLs.

Covanta-Specific Risks

Covanta emerged from bankruptcy with a large amount of domestic debt, and we cannot assure you that its cash flow from domestic operations will be sufficient to pay this debt.

      If a sufficient portion of NOLs are not available and Danielson cannot meet its obligations under the tax sharing agreement to Covanta, it is likely that Covanta will not have sufficient cash flow from operations or other sources of liquidity to pay the principal and interest due with respect to its domestic debt. As of September 30, 2004, Covanta’s outstanding domestic corporate debt was $235 million.

      Covanta’s ability to service its domestic debt will also depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	its ability to maintain compliance with its debt covenants;

•	its ability to avoid increases in overhead and operating expenses in view of the largely fixed nature of its revenues;

•	its ability to maintain or enhance revenue from renewals or replacement of existing contracts, which begin to expire in October, 2007, and from new contracts to expand existing facilities or operate additional facilities;

•	market conditions affecting waste disposal and energy pricing, as well as competition from other companies for contract renewals, expansions, and additional contracts, particularly after its existing contracts expire; and

•	its ability to refinance its domestic corporate debt, whether in conjunction with the Ref-Fuel acquisition or otherwise.

      The Company is currently in compliance with all of its domestic debt covenants. For a more detailed discussion of Covanta’s domestic debt covenants please see Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended by our Annual Report on Form 10-K/A and Item 7 of Covanta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

The amount of unsecured claims for which Covanta is liable has not been determined and could exceed our estimates.

      In connection with Covanta’s emergence from bankruptcy, Covanta authorized the issuance of $50 million of unsecured notes under an indenture. Although Covanta estimates that it will issue such notes in an amount less than $30 million, the ultimate amount of unsecured notes will not be determined until remaining claims are resolved through settlement or litigation in Bankruptcy Court. We cannot assure you that the final amount of such notes issued will be less that Covanta’s estimate, or that the ultimate resolution of such claims will result in liabilities of less than $50 million.

Covanta may not be able to refinance its domestic debt agreements prior to maturity.

      Covanta issued high yield notes, which mature in 2011. Prior to maturity, Covanta is obligated to pay only interest, and no principal, with respect to these notes. Covanta’s cash flow may be insufficient to pay the principal at maturity, which will be $230 million at such time. Consequently, Covanta may be obligated to refinance these notes prior to maturity. Covanta may refinance the notes during the first two years after issuance without paying a premium, and thereafter may refinance these notes but must pay a premium to do so.

      Several of Covanta’s contracts require it to provide certain letters of credit to contract counterparties. The aggregate stated amount of these letters declines materially each year, particularly prior to 2010. Covanta’s financing arrangements under which these letters of credit are issued expire in 2009, and so it must refinance these arrangements in order to allow Covanta to continue to provide the letters of credit beyond the current expiration date.

      Although the Company has received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the acquisition of Ref-Fuel, as well as to refinance the existing recourse debt of Covanta, such refinancing is contingent upon consummation of the Ref-Fuel acquisition.

      We cannot assure you that Covanta will be able to obtain refinancing on acceptable terms, or at all, either in conjunction with the Ref-Fuel acquisition or otherwise.

Covanta’s ability to grow its business is limited.

      Covanta’s ability to grow its domestic business by investing in new projects will be limited by debt covenants in its principal financing agreements, unless such financing agreements are refinanced, and from potentially fewer market opportunities for new waste-to-energy facilities. Covanta’s business is based upon building and operating municipal solid waste processing and energy generating projects, which are capital intensive businesses that require financing through direct investment and the incurrence of debt. When we acquired Covanta and it emerged from bankruptcy proceedings in March, 2004, Covanta entered into financing arrangements with restrictive covenants typical of financings for companies emerging from bankruptcy. These covenants essentially prohibit investments in new projects or acquisitions of new businesses, and place restrictions on Covanta’s ability to expand existing projects. The covenants prohibit borrowings to finance new construction, except in limited circumstances related to specifically identified expansions of existing facilities. The covenants also limit spending for new business development and require that excess cash flow be trapped to collateralize outstanding letters of credit.

      Although the Company will be negotiating debt covenants for the refinancing of Covanta’s recourse debt in connection with the Ref-Fuel acquisition, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that, when it seeks to refinance its domestic debt agreements, Covanta will be able to negotiate covenants that will provide it with more flexibility to grow its business.

Covanta’s liquidity is limited by the amount of domestic debt issued when it emerged from bankruptcy.

      Covanta believes that its cash flow from domestic operations will be sufficient to pay for its domestic cash needs, including debt service on its domestic corporate debt, and that its revolving credit facility will provide a secondary source of liquidity. As of September 30, 2004, Covanta’s cash flow from operating activities for domestic operations for the nine months ended September 30, 2004 was $62.85 million. We cannot assure you, however, that Covanta’s cash flow from domestic operations will not be adversely affected by adverse economic conditions or circumstances specific to one or more projects or that if such conditions or circumstances do occur, its revolving credit facility will provide Covanta with access to sufficient cash for such purposes.

Operation of Covanta’s facilities and the construction of new or expanded facilities involve significant risks.

      The operation of Covanta’s facilities and the construction of new or expanded facilities involve many risks, including:

•	the inaccuracy of Covanta’s assumptions with respect to the timing and amount of anticipated revenues;

•	supply interruptions;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	labor disputes and work stoppages;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns;

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism; and

•	performance below expected levels of output or efficiency.

      We cannot predict the impact of these risks on Covanta’s business or operations.

Expansion of Covanta’s existing plants or construction of new plants may require Covanta to use additional new technology which may increase construction costs.

      Expansions of existing plants and construction of new plants may require that Covanta incorporate recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. Inclusion of such new technology may materially increase the cost of construction.

Covanta’s insurance and contractual protections may not always cover lost revenues, increased expenses or liquidated damages payments.

      Although Covanta maintains insurance, obtains warranties from vendors, obligates contractors to meet certain performance levels, and attempts, where feasible, to pass risks Covanta cannot control to the service recipient or output purchaser, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.

Performance reductions could materially and adversely affect Covanta.

      Any of the risks described in this prospectus or unforeseen problems could cause Covanta’s projects to operate below expected levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties for defaults under Covanta’s service agreements and operating contracts. As a result, a project may operate at less than expected levels of profit or at a loss.

      Most of Covanta’s service agreements for waste-to-energy facilities provide for limitations on damages and cross-indemnities among the parties for damages that such parties may incur in connection with their performance under the contract. Such contractual provisions excuse Covanta from performance obligations to the extent affected by uncontrollable circumstances and provide for service fee adjustments if uncontrollable circumstances increase its costs. We cannot assure you that these provisions will prevent Covanta from incurring losses upon the occurrence of uncontrollable circumstances or that if Covanta were to incur such losses it would continue to be able to service its debt.

      Covanta and certain of its subsidiaries have issued or are party to performance guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain energy and water facilities. With respect to its domestic businesses, Covanta has issued guarantees to its municipal clients and other parties that Covanta’s subsidiaries will perform in accordance with contractual terms, including, where required, the payment of damages or other obligations. The obligations guaranteed will depend upon the contract involved. Many of Covanta’s subsidiaries have contracts to operate and maintain waste-to-energy facilities. In these contracts the subsidiary typically commits to operate and maintain the facility in compliance with legal requirements; to accept minimum amounts of solid waste; to generate a minimum amount of electricity per ton of waste; and to pay damages to contract counterparties under specified circumstances, including those where the operating subsidiary’s contract has been terminated for default. In its operating history, Covanta has not incurred liability to pay material amounts under these guarantees, and has incurred no liability to repay project debt. Such contractual damages or other obligations could be material, and in circumstances where one or more subsidiary’s contract has been terminated for its default, such damages could include amounts sufficient to repay project debt. Additionally, damages payable under such guarantees on Company-owned waste-to-energy facilities could expose Covanta to recourse liability on project debt. Covanta may not have sufficient sources of cash to pay such damages or other obligations. Although it has not incurred material liability under energy, water and waste-to-energy guarantees previously and has incurred no liability to repay project debt, we cannot assure you that Covanta will be able to continue to avoid incurring material payment obligations under such guarantees or that if it did incur such obligations that it would have the cash resources to pay them.

      With respect to the international projects, Covanta Power International Holdings, Inc., referred to as “CPIH” in this prospectus, Covanta and certain of Covanta’s domestic subsidiaries have issued guarantees of CPIH’s operating obligations. The potential damages that may be owed under these guarantees may be material. Covanta is generally entitled to be reimbursed by CPIH for any payments it may make under guarantees related to international projects.

Covanta generates its revenue primarily under long term contracts, and must avoid defaults under its contracts in order to service its debt and avoid material liability to contract counterparties.

      Covanta must satisfy its performance and other obligations under its contracts to operate waste-to-energy facilities. These contracts typically require Covanta to meet certain performance criteria relating to amounts of waste processed, energy generation rates per ton of waste processed, residue quantity, and environmental standards. Covanta’s failure to satisfy these criteria may subject it to termination of its operating contracts. If such a termination were to occur, Covanta would lose the cash flow related to the project, and incur material termination damage liability. In circumstances where the contract of one or more subsidiaries has been terminated for Covanta’s default, Covanta may not have sufficient sources of cash to pay such damages.

      None of Covanta’s operating contracts for its waste-to-energy facilities previously have been terminated for Covanta’s default. We cannot assure you, however, that Covanta will be able to continue to be able to perform its obligations under such contracts in order to avoid such contract terminations, or damages for related to any such contract termination, or that if it could not avoid such terminations that it would have the cash resources to pay amounts that may then become due.

Covanta may face increased risk of market influences on its domestic revenues after its contracts expire.

      Covanta’s contracts to operate waste-to-energy projects begin to expire in 2007, and its contracts to sell energy output generally expire when the project’s operating contract expires. One of Covanta’s contracts will expire in 2007. During the nine month period January 1 to September 30, 2004, this contract contributed $8.8 million in revenues. Expiration of these contracts will subject Covanta to greater market risk in maintaining and enhancing its revenues. As its operating contracts at municipally-owned projects approach expiration, Covanta will seek to enter into renewal or replacement contracts to continue operating such projects. Covanta will seek to bid competitively in the market for additional contracts to operate other facilities as similar contracts of other vendors expire. The expiration of Covanta’s existing energy sales contracts, if not renewed, will require Covanta to sell project energy output either into the electricity grid or pursuant to new contracts.

      At some of Covanta’s facilities, market conditions may allow Covanta to effect extensions of existing operating contracts along with facility expansions which would increase the waste processing capacity of these projects. Such extensions and expansions are currently being considered at a limited number of Covanta’s facilities in conjunction with its municipal clients. If Covanta were unable to reach agreement with its municipal clients on the terms under which it would implement such extensions and expansions, or if the implementation of these extensions and expansions is materially delayed, this may adversely affect Covanta’s cash flow and profitability.

      Covanta’s cash flow and profitability may be adversely affected if it is unable to obtain contracts acceptable to it for such renewals, replacements or additional contracts, or extension and expansion contracts. We cannot assure you that Covanta will be able to enter into such contracts, or that the terms available in the market at the time will be favorable to Covanta.

Concentration of suppliers and customers may expose Covanta to heightened financial exposure.

      Covanta often relies on single suppliers and single customers at Covanta’s facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.

      Covanta often relies on a single supplier to provide waste, fuel, water and other services required to operate a facility and on a single customer or a few customers or to purchase all or a significant portion of a facility’s output or capacity. In most cases, Covanta has long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and Covanta is unable to find other customers or suppliers to produce the same level of profitability. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, such failures will not adversely affect Covanta’s cash flow or profitability.

      In addition, for its waste-to-energy facilities, Covanta relies on its municipal clients as a source not only of waste for fuel but also of revenue from fees for disposal services Covanta provides. Because Covanta’s contracts with its municipal clients are generally long term (none expires prior to 2007), Covanta may be adversely affected if the credit quality of one or more of its municipal clients were to decline materially. We cannot assure you that such credit quality will not decline, or that if one or more of Covanta’s municipal clients’ credit quality does decline, that it would not adversely affect Covanta’s domestic cash flow or profitability.

Covanta’s international businesses emerged from bankruptcy with a large amount of debt, and we cannot assure you that its cash flow from international operations will be sufficient to pay this debt.

      Covanta’s subsidiary holding the equity interests in its international businesses, CPIH, is also highly leveraged, and its debt will be serviced solely from the cash generated from the international operations. Cash distributions from international projects are typically less dependable as to timing and amount than distributions from domestic projects, and we cannot assure you that CPIH will have sufficient cash flow from operations or other sources to pay the principal or interest due on its debt. As of September 30, 2004, CPIH’s outstanding corporate debt was $83 million.

      CPIH’s ability to service its debt will depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	stable foreign political environments that do not resort to expropriation, contract renegotiations or currency or exchange changes;

•	the financial ability of the electric and steam purchasers to pay the full contractual tariffs on a timely basis;

•	the ability of its international project subsidiaries to maintain compliance with their respective project debt covenants in order to make equity distributions to CPIH; and

•	its ability to sell existing projects in an amount sufficient to repay CPIH indebtedness at or prior to its maturity in three years, or to refinance its indebtedness at or prior to such maturity.

CPIH’s debt is due in 2007, and it will need to refinance its debt or obtain cash from other sources to repay this debt at maturity.

      Covanta believes that cash from CPIH’s operations, together with liquidity available under CPIH’s revolving credit facility, will provide CPIH with sufficient liquidity to meet its needs for cash, including cash to pay debt service on CPIH’s debt prior to maturity in 2007. Covanta believes that CPIH will not have sufficient cash from its operations and its revolving credit facility to pay off its debt at maturity, and so if it is unable to generate sufficient additional cash from asset sales or other sources, CPIH will need to refinance its debt at or prior to maturity. While CPIH’s debt is non-recourse to Covanta, it is secured by a pledge of Covanta’s stock in CPIH and CPIH’s equity interests in certain of its subsidiaries. While we have financing commitments to refinance Covanta’s recourse debt and to repay CPIH’s corporate debt entirely in connection with the acquisition of Ref-Fuel, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that such additional cash will be available to CPIH, or that it will be able to refinance its debt on acceptable terms, or at all.

CPIH’s assets and cash flow will not be available to Covanta.

      Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, as long as the CPIH debt is outstanding, CPIH is restricted under its existing credit agreements from distributing cash to Covanta. Under these agreements, CPIH’s cash may only be used for CPIH’s purposes and to service CPIH’s debt. Accordingly, although reported on Danielson’s and Covanta’s consolidated financial statements, Covanta does not have access to CPIH’s revenues or cash flows and will have access only to Covanta’s domestically generated cash flows.

A sale or transfer of CPIH or its assets may not be sufficient to repay CPIH indebtedness.

      Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, due to CPIH’s indebtedness and the terms of Covanta’s credit agreements, CPIH’s cash flow is available only to repay CPIH’s debt. Similarly, in the event that CPIH determines that it is desirable to sell or transfer all or any portion of its assets or business, the proceeds would first be applied to reduce CPIH’s debt. We cannot assure you that the proceeds of any such sale would be sufficient to repay all of CPIH’s debt, consisting of principal and accrued interest or, if sufficient to repay CPIH’s debt, that such proceeds would offset the loss of CPIH’s revenues and earnings as reported by Danielson and Covanta in their respective consolidated financial statements.

      Although the Company has received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the acquisition of Ref-Fuel, as well as to refinance the existing recourse debt of Covanta and repay all of CPIH’s corporate debt, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that this financing will close. In the absence of a successful closing of the Ref-Fuel acquisition and its related financing, we cannot assure you that CPIH will be able to obtain refinancing on acceptable terms, or at all.

Exposure to international economic and political factors may materially and adversely affect Covanta’s business.

      CPIH’s operations are entirely outside the United States and expose it to legal, tax, currency, inflation, convertibility and repatriation risks, as well as potential constraints on the development and operation of potential business, any of which can limit the benefits to CPIH of a foreign project.

      CPIH’s projected cash distributions from existing facilities over the next five years comes from facilities located in countries having sovereign ratings below investment grade, including Bangladesh, the Philippines and India. In addition, Covanta continues to provide operating guarantees and letters of credit for certain of CPIH’s projects, which if drawn upon would require CPIH to reimburse Covanta for any related payments it may be required to make. The financing, development and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:

•	changes in law or regulations;

•	changes in electricity tariffs;

•	changes in foreign tax laws and regulations;

•	changes in United States, federal, state and local laws, including tax laws, related to foreign operations;

•	compliance with United States, federal, state and local foreign corrupt practices laws;

•	changes in government policies or personnel;

•	changes in general economic conditions affecting each country, including conditions in financial markets;

•	changes in labor relations in operations outside the United States;

•	political, economic or military instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.

      The legal and financial environment in foreign countries in which CPIH currently owns assets or projects also could make it more difficult for it to enforce its rights under agreements relating to such projects.

      The occurrence of any of these risks could substantially delay the receipt of cash distributions from international projects or reduce the value of the project concerned. In addition, the existence of the operating guarantees and letters of credit provided by Covanta for CPIH projects could expose it to any or all of the risks identified above with respect to the CPIH projects, particularly if CPIH’s cash flow or other sources of liquidity are insufficient to reimburse Covanta for amounts due under such instruments. As a result, these risks may have a material adverse effect on Covanta’s business, consolidated financial condition and results of operations and on CPIH’s ability to service its debt.

Exposure to foreign currency fluctuations may affect Covanta’s costs of operations.

      CPIH sought to participate in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered with limited exposure to currency fluctuations through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project’s power purchaser or service recipient to rise from time to time in excess of local inflation. As a result, there is a risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project’s power or service.

Exposure to fuel supply prices may affect CPIH’s costs and results of operations.

      Changes in the market prices and availability of fuel supplies to generate electricity may increase CPIH’s cost of producing power, which could adversely impact our profitability and financial performance.

      The market prices and availability of fuel supplies of some of CPIH’s facilities fluctuate. Although CPIH believes that it has adequate and reliable fuel supplies and that its suppliers have adequate production and transportation systems to comply with their contractual requirements to supply CPIH’s facilities, any price increase, delivery disruption or reduction in the availability of such supplies could affect CPIH’s ability to operate CPIH’s facilities and impair its cash flow and profitability. CPIH may be subject to further exposure if any of its future operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability. Covanta may not be successful in its efforts to mitigate its exposure to supply and price swings.

Covanta’s inability to obtain resources for operations may adversely affect its ability to effectively compete.

      Covanta’s waste-to-energy facilities depend on solid waste both for fuel and as a source of revenue. For most of Covanta’s facilities, the prices it charges for disposal of solid waste are fixed under long-term contracts and the supply is guaranteed by sponsoring municipalities. However, for some of Covanta’s waste-to-energy facilities, the availability of solid waste to Covanta, as well as the tipping fee that Covanta must charge to attract solid waste to its facilities, depends upon competition from a number of sources such as other waste-to-energy facilities, landfills and transfer stations competing for waste in the market area. In addition, Covanta may need to obtain waste on a short-term competitive basis as its long-term contracts expire at its owned facilities. There has been and may be further consolidation in the solid waste industry which would reduce the number of solid waste collectors or haulers that are competing for disposal facilities or enable such collectors or haulers to use wholesale purchasing to negotiate favorable below-market disposal rates. The consolidation in the solid waste industry has resulted in companies with vertically integrated collection activities and disposal facilities. Such consolidation may result in economies of scale for those companies as well as the use of disposal capacity at facilities owned by such companies or by affiliated companies. Such activities can affect both the availability of waste to Covanta for disposal at some of Covanta’s waste-to-energy facilities and market pricing.

Compliance with environmental laws could adversely affect Covanta’s results of operations.

      Costs of compliance with existing and future environmental regulations by federal, state and local authorities could adversely affect Covanta’s cash flow and profitability. Covanta’s business is subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. Covanta is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating Covanta’s facilities. Covanta may incur significant additional costs to comply with these requirements. Environmental regulations may also limit Covanta’s ability to operate Covanta’s facilities at maximum capacity or at all. If Covanta fails to comply with these requirements, Covanta could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted, and new laws and regulations could be adopted or become applicable to Covanta or its facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount Covanta must invest to bring its facilities into compliance. In addition, lawsuits by the Environmental Protection Agency, commonly referred to as the EPA, and various states highlight the environmental risks faced by generating facilities. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect Covanta’s cash flow and profitability.

      Covanta may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if Covanta fails to obtain and comply with them, the operation of Covanta’s facilities could be jeopardized or become subject to additional costs.

Federal energy regulation could adversely affect Covanta’s revenues and costs of operations.

      Covanta’s business is subject to extensive energy regulations by federal and state authorities. The economics, including the costs, of operating Covanta’s generating facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.

      The Public Utility Holding Company Act of 1935, or “PUHCA,” and the Federal Power Act, or the “FPA,” regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, known as “PURPA,” Covanta’s domestic facilities are qualifying facilities (facilities meeting statutory size, fuel and ownership requirements), which are exempt from regulations under PUHCA, most provisions of the FPA and state rate regulation. Covanta’s foreign projects are exempt from regulation under PUHCA.

      If Covanta becomes subject to either the FPA or PUHCA, the economics and operations of Covanta’s energy projects could be adversely affected, including rate regulation by the Federal Energy Regulation Commission, with respect to its output of electricity. If an alternative exemption from PUHCA was not available, Covanta could be subject to regulation by the SEC as a public utility holding company. In addition, depending on the terms of the project’s power purchase agreement, a loss of Covanta’s exemptions could allow the power purchaser to cease taking and paying for electricity or to seek refunds of past amounts paid. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, Covanta cannot assure you that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.

Failure to obtain regulatory approvals could adversely affect Covanta’s operations.

      Covanta is continually in the process of obtaining or renewing federal, state and local approvals required to operate Covanta’s facilities. While Covanta currently has all necessary operating approvals, Covanta may not always be able to obtain all required regulatory approvals, and Covanta may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if Covanta fails to obtain and comply with any required regulatory approvals, the operation of Covanta’s facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation or subject Covanta to additional costs.

The energy industry is becoming increasingly competitive, and Covanta might not successfully respond to these changes.

      Covanta may not be able to respond in a timely or effective manner to the changes resulting in increased competition in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent U.S. competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of Covanta’s business may come under increasing pressure. Regulatory initiatives in foreign countries where Covanta has or will have operations involve the same types of risks.

Changes in laws and regulations affecting the solid waste and the energy industries could adversely affect Covanta’s business.

      Covanta’s business is highly regulated. Covanta cannot predict whether the federal or state governments or foreign governments will adopt legislation or regulations relating to the solid waste or energy industries. These laws and regulations can result in increased capital, operating and other costs to Covanta, particularly with regard to enforcement efforts. The introduction of new laws or other future regulatory developments which increase the costs of operation or capital to Covanta may have a material adverse effect on Covanta’s business, financial condition or results of operations.

Insurance Services-Specific Risks

Insurance regulations may affect NAICC’s operations.

      The insurance industry is highly regulated. NAICC is subject to regulation by state and federal regulators, and a significant portion of NAICC’s operations are subject to regulation by the state of California. Changes in existing insurance regulations or adoption of new regulations or laws which could affect NAICC’s results of operations and financial condition may include, without limitation, proposed changes to California regulations regarding a broker’s fiduciary duty to select the best carrier for an insured, extension of California’s Low Cost Automobile Program beyond Los Angeles and San Francisco counties and changes to California’s workers’ compensation laws. We cannot predict the impact of changes in existing insurance regulations or adoption of new regulations or laws on NAICC’s results of operations and financial condition.

The insurance products sold by NAICC are subject to intense competition.

      The insurance products sold by NAICC are subject to intense competition from many competitors, many of whom have substantially greater resources than NAICC. The California non-standard personal automobile marketplace consists of over 100 carriers.

      In order to change rates, insurers in California must obtain prior permission from the California Department of Insurance. In lieu of requesting rate decreases, competitors may soften underwriting standards as an alternative means of attracting new business. Such tactics, should they occur, would introduce new levels of risk for NAICC and could limit NAICC’s ability to write new policies or renew existing profitable policies. We cannot assure you that NAICC will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable. This risk is enhanced by the reduction in lines of business NAICC writes as a result of its decision to reduce underwriting operations.

If NAICC’s loss experience exceeds its estimates, additional capital may be required.

      Unpaid losses and loss adjustment expenses are based on estimates of reported losses, historical company experience of losses reported for reinsurance assumed, and historical company experience for unreported claims. Such liability is, by necessity, based on estimates that may change in the near term. NAICC cannot assure you that the ultimate liabilities will not exceed, or even materially exceed, the amounts estimated. If the ultimate liability materially exceeds estimates, then additional capital would be required to be contributed to some of our insurance subsidiaries. NAICC and the other insurance subsidiaries have received additional capital contributions in each of the past two years and they cannot provide any assurance that they will be able to obtain such additional capital on commercially reasonable terms or at all.

      In addition, due to the fact that NAICC and its other insurance subsidiaries are in the process of running off several significant lines of business, the risk of adverse development and the subsequent requirement to obtain additional capital is heightened.

Failure to satisfy capital adequacy and risk-based capital requirements would require NAICC to obtain additional capital.

      NAICC is subject to regulatory risk-based capital requirements. Depending on its risk-based capital, NAICC could be subject to four levels of increasing regulatory intervention ranging from company action to mandatory control. NAICC’s capital and surplus is also one factor used to determine its ability to distribute or loan funds to us. If NAICC has insufficient capital and surplus, as determined under the risk-based capital test, it will need to obtain additional capital to establish additional reserves. NAICC cannot provide any assurance that it will be able to obtain such additional capital on commercially reasonable terms or at all.

Risks Related to the Ref-Fuel Acquisition

We may be unable to integrate the operations of Ref-Fuel and the Company successfully and may not realize the full anticipated benefits of the acquisition

      Achieving the anticipated benefits of the transaction will depend in part upon our ability to integrate the two companies’ businesses in an efficient and effective manner. Our attempt to integrate two companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. In particular, the necessity of coordinating organizations in new locations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the businesses of the combined company. The process of integrating operations after the transaction could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company. Any inability of management to integrate the operations of Ref-Fuel and the Company successfully could have a material adverse effect on the business and financial condition of the Company.

We will incur significant transaction and combination-related costs in connection with the transaction

      If the proposed transaction with Ref-Fuel closes, we expect that the Company will be obligated to pay transaction fees and other expenses related to the transaction of approximately $45 million, including financial advisors’ fees, legal and accounting fees, and fees and expenses to refinance the existing Covanta recourse debt. Furthermore, we expect to incur significant costs, which we currently estimate to be approximately $20 million, associated with combining the operations of the two companies. However, we cannot predict the specific size of those charges before we begin the integration process. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, we cannot give any assurance that this net benefit will be achieved as planned in the near future, or at all.

Failure to close the Ref-Fuel acquisition may adversely affect the Company’s financial situation

      If the Company is unable to consummate its planned acquisition of Ref-Fuel, the Company will have incurred substantial transaction fees and other expenses in connection with its pursuit of the transaction, without achieving the benefits of the acquisition. If the Company’s failure to close the Ref-Fuel acquisition is due to the Company’s failure to complete the Ref Fuel rights offering and the related financing for the transaction, and all other closing conditions are capable of being satisfied, then the Company must pay the selling stockholders of Ref-Fuel a termination fee of $25 million, no less than $10 million of which must be paid in cash. In addition, if we fail to close the transaction, the refinancing of Covanta’s existing recourse debt which is contemplated in connection with the acquisition will not occur. Covanta’s and CPIH’s need to either satisfy their debts upon maturity or refinance them will continue and there can be no assurance that Covanta or CPIH will be able to refinance their respective debts on acceptable terms, or at all, or obtain sufficient cash to satisfy their debts at maturity.

Fees payable in the Company’s stock if the Ref-Fuel acquisition fails to close may have a dilutive effect on your interest

      If the Company fails to close the Ref-Fuel acquisition due to the Company’s failure to complete the Ref Fuel rights offering and the related financing for the transaction, and all other closing conditions are capable of being satisfied, then the Company must pay the selling stockholders of Ref-Fuel a termination fee of $25 million. No less than $10 million of this termination fee must be paid in cash and up to $15 million the fee may be paid in stock at the Company’s election, at price of $8.13 per share. In addition, in connection with their commitments to participate in the Ref Fuel rights offering and acquire their respective pro rata portions of the shares in the Ref Fuel rights offering, the Company has agreed to pay each of SZ Investments, Third Avenue and Laminar an amount equal to 1.5% to 2.25% of their respective equity commitments depending upon the timing of the transaction. If the Ref Fuel rights offering is terminated or is not commenced before August 15, 2005, the Company may elect to pay this amount to SZ Investments, Third Avenue and Laminar in the form of stock at a price based upon the 10-day average closing price of the Company’s stock following termination of the Ref Fuel rights offering or August 16, 2005 if the rights offering has not commenced. Payment of these fees in the Company’s common stock will have a dilutive effect on your relative ownership interest in our stock.

Ref-Fuel’s business model includes greater risk in the waste disposal market than does Covanta’s

      While Covanta and Ref-Fuel both sell energy pursuant to long term contracts, Covanta typically sells a greater proportion of its aggregate waste processing capacity under long-term contracts than does Ref-Fuel. Consequently, more of Ref-Fuel’s revenues from its waste-to-energy facilities are subject to market risk from fluctuations in waste market prices than Covanta’s and short-term fluctuations in the waste markets may have a greater impact on the combined companies’ waste-to energy revenues than on those of Covanta alone.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Any statements that express or involve discussions as to expectations, beliefs and plans involve known and unknown risks, uncertainties and other factors that may cause the actual results to materially differ from those considered by the forward-looking statements. Factors that could cause actual results to differ materially include: our ability to fund our capital requirements in the near term and in the long term; and other factors, risks and uncertainties that are described in this prospectus and Covanta’s and our filings with the Securities and Exchange Commission. As a result, no assurances can be given as to future results, levels of activity and achievements. Any forward-looking statements speak only as of the date the statements were made. Neither we nor Covanta undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, unless otherwise required by law.

DANIELSON’S BUSINESS

      We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta in March 2004. We engage in insurance operations through our indirect subsidiaries, National American Insurance Company of California and related entities. A significant portion of the Company’s net operating losses in the past three years stem from lines of insurance business, such as commercial automobile and worker’s compensation insurance, which the Company has ceased actively underwriting. The Company’s insurance operations under National American Insurance Company of California and related subsidiaries reported segment losses of $10.2 million, $10.5 million, and $13.9 million respectively, for the last three fiscal years ended December 31, 2003.

      Our strategy has been to grow by making strategic acquisitions. Such acquisitions have not and may not complement our existing operations. They also have not and may not be related to our current businesses. As part of this corporate strategy, we have sought acquisition opportunities, such as the recent acquisition of Covanta, which management believes will enable us to earn an attractive return on our investment.

      As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.

      In May 2002, we acquired a 100% ownership interest in ACL, thereby entering into the marine transportation, construction and related service provider businesses. On January 31, 2003, ACL and many of its subsidiaries and its immediate direct parent entity, American Commercial Lines Holdings, LLC, referred to in this prospectus as “ACL Holdings,” filed a petition with the U.S. Bankruptcy Court to reorganize under Chapter 11 of the U.S. Bankruptcy Code. We wrote off our remaining investment in ACL at the end of the first quarter of 2003 as an other than temporary asset impairment.

      As a result of ACL’s bankruptcy filing, beginning in the year ended December 31, 2003, we accounted for our investment in ACL under the equity method, reflecting our significant influence, but not control, over ACL. On December 30, 2004, a plan of reorganization for ACL was confirmed by the U.S. Bankruptcy Court for the Southern District of Indiana, without objections (the “Plan of Reorganization”). At the time of confirmation, there were no material conditions that needed to be fulfilled for emergence and consequently, as a result of the confirmation of ACL’s plan of reorganization, for purposes of generally accepted accounting principles, all of our equity interests in ACL were canceled. On January 10, 2005, ACL emerged from Chapter 11 proceedings and upon emergence ACL issued to us a warrant to purchase up to 3% of the common stock of ACL at a price of $12.00 per share.

      As of October 6, 2004, we sold our 5.4% interest and ACL sold its 50% interest in Global Materials Services, LLC.

      As of the end of 2003, we reported aggregate consolidated NOLs for federal income tax purposes of approximately $680 million. These losses will expire over the course of the next 19 years unless utilized prior thereto. These NOLs are primarily from the taxable results of certain grantor trusts established in 1990 as part of a reorganization from which Mission Insurance Group emerged from bankruptcy as the Company. These trusts were created for the purpose of assuming various liabilities of their grantors and certain present and former subsidiaries of the Company, allowing state regulators to administer the run off of the Mission Insurance Group business while releasing the Company and certain of its present and former subsidiaries from the proceedings free of claims and liabilities, including any obligation to provide for the funding to the trusts.

      Our principal executive offices are located at 40 Lane Road, Fairfield, New Jersey 07004 and our telephone number is (973) 882-9000.

COVANTA’S BUSINESS

      Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 49 power generation facilities, 37 of which are in the United States and 12 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta operates water or wastewater treatment facilities, all of which are located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries.

      Covanta’s current principal business units are domestic and international energy.

      On March 10, 2004, Covanta and most of its domestic affiliates consummated a plan of reorganization and emerged from their reorganization proceedings under Chapter 11 of the Bankruptcy Code. As a result of the consummation of the plan, Covanta is our wholly-owned subsidiary. The Covanta bankruptcy commenced on April 1, 2002, when Covanta and 123 of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankrupt Code in the United States Bankruptcy Court for the Southern District of New York. After the first petition date, 32 additional subsidiaries filed their Chapter 11 petitions for relief under the Bankruptcy Code. Prior to emergence, the debtors under the Chapter 11 cases operated their business as debtors-in-possession pursuant to the Bankruptcy Code.

ACQUISITION OF COVANTA ENERGY CORPORATION

      On December 2, 2003, we executed a definitive investment and purchase agreement to acquire Covanta in connection with Covanta’s emergence from Chapter 11 proceedings. The primary components of the transaction were: (1) the purchase by us of 100% of the equity of Covanta in consideration for a cash purchase price of $30.0 million, and (2) agreement as to new letter of credit and revolving credit facilities for Covanta’s domestic and international operations, provided by some of the existing Covanta lenders and three additional lenders arranged by us. We amended this agreement with Covanta as of February 23, 2004 to reduce the purchase price and release from an escrow account $175,000 so that a limited liability company formed by us and one of our subsidiaries could acquire an equity interest in Covanta Lake, Inc., a wholly-owned indirect subsidiary of Covanta, in a transaction separate and distinct from the acquisition of Covanta out of bankruptcy.

      As required by the investment and purchase agreement, Covanta filed a proposed plan of reorganization, a proposed plan of liquidation for specified non-core businesses, and the related draft disclosure statement, each reflecting the transactions contemplated under the investment and purchase agreement, with the Bankruptcy Court. On March 5, 2004, the Bankruptcy Court confirmed the proposed plans. As part of the plan of reorganization, we agreed to offer to sell up to 3,000,000 shares of our common stock to the Eligible Offerees at a price of $1.53 per share.

      Under the terms of the investment and purchase agreement, on March 10, 2004, we acquired 100% of Covanta’s equity in consideration for $30 million (net of $175,000 discussed above). As part of the investment and purchase agreement, we arranged for a new $118 million replacement letter of credit facility for Covanta, secured by a second lien on Covanta’s domestic assets. This financing was provided by each of SZ Investments, a stockholder, Third Avenue, a stockholder, and Laminar, a creditor of Covanta and a stockholder. In addition, in connection with a note purchase agreement described below, Laminar arranged for a $10.0 million revolving loan facility for Covanta’s international assets that we acquired, secured by these assets.

      The purchase price recognized by us in our financial statements was $47.5 million which includes the cash purchase price of $29.8 million, an expense estimate of approximately $6.4 million for professional fees and other costs incurred in connection with the acquisition, and an estimated fair value of $11.3 million for our commitment to sell up to 3,000,000 shares of our common stock at $1.53 per share to the Eligible Offerees in this rights offering.

      On May 18, 2004 we commenced a pro rata rights offering to our stockholders to purchase 0.75 shares of our common stock for at a price of $1.53 per share for each share of our common stock held by our stockholders. The rights offering was completed on June 11, 2004. We issued a total of 27,438,118 additional shares of our common stock in the rights offering, constituting all of the shares offered for sale, with net proceeds to us of approximately $42.0 million. We repaid $40.0 million of bridge financing notes obtained in connection with the Covanta acquisition with the proceeds from the rights offering and through the conversion of a portion of the notes held by Laminar.

      Based upon information provided to us, Laminar is an Eligible Offeree and was a holder of $10.4 million in principal amount of 9.25% Debentures as of January 12, 2004.

      Following the consummation of the foregoing rights offering to our stockholders and the issuance of 8,750,000 shares of our common stock to Laminar in accordance with the note purchase agreement, we reviewed the number of shares of our common stock that could be sold in this rights offering without creating an unreasonable risk of an ownership change. Based on this determination, we are offering the full 3,000,000 shares of our common stock hereunder to the Eligible Offerees.

RECENT DEVELOPMENTS REGARDING AMERICAN REF-FUEL HOLDINGS CORP.

      As of January 31, 2005, we entered into a stock purchase agreement with Ref-Fuel, an owner and operator of waste-to-energy facilities in the northeast United States, and Ref-Fuel’s stockholders to purchase 100% of the issued and outstanding shares of Ref-Fuel capital stock. Under the terms of the agreement, we will pay $740 million in cash for the stock of Ref-Fuel and will assume the consolidated net debt of Ref-Fuel, which as of September 30, 2004 was $1.2 billion. After the transaction is completed, Ref-Fuel will be a wholly-owned subsidiary of Covanta.

      The transaction is expected to close after all of the closing conditions to the purchase agreement obligations have been satisfied or waived. These closing conditions include receipt of approvals, clearances and the satisfaction of all waiting periods as required under the Hart-Scott-Rodino Antitrust Act of 1976 and as required by certain governmental authorities such as the Federal Energy Regulatory Commission and other applicable regulatory authorities. Other closing conditions of the transaction include our completion of a rights offering and financing, as further described below, cancellation of all outstanding options to purchase stock of Ref-Fuel, our entering into letter of credit or other financial accommodations in the aggregate amount of $100 million to replace two currently outstanding letters of credit that have been entered into by two respective subsidiaries of Ref-Fuel and issued in favor of a third subsidiary of Ref-Fuel, and other customary closing conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

      Either we or the stockholders of Ref-Fuel may terminate the purchase agreement if the acquisition does not occur on or before June 30, 2005, but if a required governmental or regulatory approval has not been received by such date then either party may extend the closing to a date that is no later than the later of August 31, 2005 or the date 25 days after which Ref-Fuel has provided us with certain financial statements described in the purchase agreement.

      If the purchase agreement is terminated because of our failure to complete the rights offering and financing as described below and all other closing conditions are capable of being satisfied, then we must pay to the selling stockholders of Ref-Fuel a termination fee of $25 million, of which no less than $10 million shall be paid in cash and of which up to $15 million may be paid in shares of our common stock at our election based upon a price of $8.13 per share. As of the date of the purchase agreement, we entered into a registration rights agreement granting registration rights to the selling stockholders of Ref-Fuel with respect to such stock and we deposited $10 million in cash in an escrow account pursuant to the terms of an escrow agreement.

      We intend to finance this transaction through a combination of debt and equity financing. The equity component of the financing is expected to consist of an approximately $400 million registered offering of warrants or other rights to purchase our common stock to all of our existing stockholders at $6.00 per share which we refer to in this prospectus as the “Ref-Fuel Rights Offering.” In the Ref-Fuel Rights Offering our existing stockholders will be issued rights to purchase our stock on a pro rata basis, with each holder entitled to purchase approximately 0.9 shares of our common stock at an exercise price of $6.00 per full share for each share of our common stock then held.

      SZ Investments, Third Avenue and Laminar, stockholders representing ownership of approximately 40% of our outstanding common stock, have each separately committed to participate in the Ref-Fuel Rights Offering and acquire their respective pro rata portion of the shares. As consideration for their commitments, we will pay each of these stockholders an amount equal to 1.5% to 2.25% of their respective equity commitments, depending on the timing of the transaction. We also agreed to amend an existing registration rights agreement to provide these stockholders with the right to demand that we undertake an underwritten offering within twelve months of the closing of the acquisition of Ref-Fuel in order to provide such stockholders with liquidity.

      We have also executed a letter agreement with Laminar pursuant to which we agree that if this offering has not closed prior to the record date for the Ref-Fuel Rights Offering, then we will revise the terms of this offering so that the holders that participate in this offering are offered additional shares of our common stock at the same purchase price as in the Ref-Fuel Rights Offering and in an amount equal to the number of shares of common stock that such holders would have been entitled to purchase in the Ref-Fuel Rights Offering if this offering was consummated on or prior to the record date for the Ref-Fuel Rights Offering.

      Assuming exercise of all rights in the Rights Offering and the purchase of three million shares in the this offering, we estimate that we will have approximately 144 million shares outstanding following the consummation of both rights offerings.

      We have received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the acquisition, as well as to refinance the existing recourse debt of Covanta and provide additional liquidity for us. This financing will consist of two tranches, each of which is to be guaranteed by each subsidiary of Covanta that is not restricted from providing such guaranties under existing contractual and regulatory restrictions, and will be secured by substantially all of the assets of Covanta and its subsidiaries, to the extent so permitted, and by our pledge of the stock of Covanta. The first tranche, a first priority senior secured bank facility, shall be made up of a $250 million term loan facility, a $100 million revolving credit facility and a $340 million letter of credit facility. The second tranche, a second priority senior secured term loan facility, shall consist of a $450 million term loan facility.

      The closing of the financing and receipt of proceeds under the Ref-Fuel Rights Offering are closing conditions under the purchase agreement. The proceeds that must be received by us in the Ref-Fuel Rights Offering will be equal to the difference between $399 million and the sum of (1) the cash contributed as common equity to Covanta by us from our unrestricted cash, and (2) not more than $25 million of cash from Covanta.

      We estimate that there will be approximately $45 million in aggregate transaction expenses, including customary underwriting and commitment fees relating to the financing.

SUBSEQUENT EVENT REGARDING QUEZON POWER

      On April 27, 2004, Quezon Power (Philippines) Ltd. Co., a Philippines limited partnership, and a subsidiary of Quezon Power, Inc., proposed a refined third amendment to the power purchase agreement and transmission line agreement with the Manila Electric Company, which we refer to as “Meralco” in this prospectus. Covanta’s subsidiary, CPIH, holds an indirect 26.125% equity interest in Quezon Power (Philippines) Ltd. Co. through its interest in Quezon Power, Inc. As of July 27, 2004, Meralco had not approved the proposed amendment, which must also be approved by the Philippine Energy Regulatory Commission.

      The details of this transaction with Meralco were set forth in detail in Note 8 to the notes to the consolidated financial statements of Quezon Power, Inc., both of which should be read in conjunction with this discussion and were provided as supplemental financial information, attached to Covanta’s Annual Report on Form 10-K, dated March 30, 2004, and incorporated by reference into our filings pursuant to a Current Report on Form 8-K/ A filed with the SEC on May 11, 2004. As a result of this proposed amendment, the general manager of Quezon Power (Philippines) Ltd. Co. determined to provide for certain deferred revenues. The general manager of Quezon Power (Philippines) Ltd. Co. is not an affiliate of Covanta or us.

      As of December 31, 2004, the aggregate amount reserved by Quezon Power (Philippines) Ltd. Co. relating to the transmission line agreement was approximately $7.4 million, of which Covanta’s equity share was approximately $1.9 million.

      The impact of this reserve to Covanta’s consolidated statement of operations was a $1.6 million reduction in equity income from unconsolidated investments for the year ended December 31, 2004. Additionally, a corresponding reduction was reflected on Covanta’s consolidated balance sheet in investments in advances to investees and joint ventures.

USE OF PROCEEDS

      Covanta’s plan of reorganization requires us to conduct this rights offering and sets forth certain basic terms which the rights offering must include. The proceeds from the offering will be used for general corporate purposes, including expenses of this offering estimated to be $335,000. We currently have no other specific plans for the proceeds of this offering. We have not engaged an underwriter so no underwriting fees or commission will be payable in connection with this rights offering.

      Assuming full participation, we expect to receive approximately $4.17 million from this offering, after deducting expenses.

THE OFFERING

      We are offering at no charge the right to subscribe to up to 3,000,000 shares of our common stock at a purchase price of $1.53 per share to satisfy our obligations as the sponsor of the second plan of reorganization of Covanta. This rights offer is being made solely to Eligible Offerees. The holders of $99.6 million in principal amount of 9.25% Debentures who held such 9.25% Debentures on January 12, 2004 and voted in favor of Covanta’s second plan of reorganization are eligible to participate in this rights offering. Such holders who voted in favor of our plan of reorganization are referred to in this prospectus as “Eligible Offerees”. Each Eligible Offeree is entitled to purchase their pro rata portion of this rights offering. The number of shares of our common stock each Eligible Offeree is entitled to purchase is determined by the ratio of the principal amount of 9.25% Debentures held by each Eligible Offeree voted in favor of our plan of reorganization over the principal amount of all outstanding 9.25% Debentures voted in favor of our plan of reorganization and multiplying this ratio by 3,000,000. If all of the rights are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $4.59 million.

      The rights are exercisable beginning on the date of this prospectus and will expire if they are not exercised by 5:00 p.m., New York City time, on                     , 2005.

      The rights are not certificated and any rights that are not exercised by the Eligible Offerees prior to the expiration date of the rights offering will expire and will have no value. There are no oversubscription privileges being offered and rights not exercised will not be reallocated to other Eligible Offerees nor may any rights be transferred.

      The rights offering is eligible for the Automated Subscription Offer Program, referred to in this prospectus as “ASOP”, of Depository Trust Company, referred to in this prospectus as “DTC”. Since all record holders of the 9.25% Debentures are DTC participants, we are requiring that all rights be exercised through ASOP.

      Eligible Offerees should note that immediately available funds must be received by the expiration date for a subscription to be valid. See “— Rights Exercise.” We reserve the right to limit the exercise of any rights that would result in a risk of any stockholder becoming the owner of 5% or more of our common stock. See “Risk Factors — We Have The Right to Limit The Exercise of The Rights” and “— Escrow Protection Mechanics.” Eligible Offerees who exercise their rights will not be entitled to revoke their exercise. Eligible Offerees who do not exercise their rights will relinquish any value inherent in the rights.

      To avoid the inconvenience of issuing fractional shares, you will not receive fractional shares of our common stock, but instead, you will receive cash in lieu of fractional shares of our common stock as a result of your rights exercise, calculated as the product of the fraction of a share of common stock multiplied by the difference between the current market price of a share of common stock and the exercise price.

ASOP Procedures

      Eligible Offerees that are exercising rights issued in this rights offering must transmit their notices by electronic message through ASOP. DTC will then send an agent’s message to the rights agent for the rights offering, Wells Fargo Bank, National Association, for its acceptance. Delivery of the agent’s message by DTC indicates that the you agree to be bound to the terms and conditions of the rights offering (including the authorization that the exercise price be debited from your DTC account).

Expiration of The Offering

      You may exercise your rights at any time before 5:00 p.m., New York City time, on                     , 2005. If you do not exercise your rights before the expiration date, your unexercised rights will be null and void. We will not be obligated to honor your exercise of rights if the rights agent receives the agent’s message relating to your exercise after the rights offering expires.

Purchase Price

      The purchase price is $1.53 per share. The purchase price in this rights offering is a negotiated purchase price which was contractually agreed upon in Covanta’s second plan of reorganization. This price was established at the time of the bridge financing for the acquisition of Covanta, at a price in excess of the then current market price of $1.40 per share. In connection with establishing the purchase price, which was also the exercise price in a previous rights offering by the Company and was the conversion price of the bridge financing obtained in connection with our acquisition of Covanta, we were advised by an independent, nationally recognized financial advisor and a special committee of the Board of Directors considered the transaction. We also agreed to conduct this rights offering at the same price of $1.53 per share as the rights offering we conducted to finance the acquisition of Covanta. The purchase price is payable by debiting your account at DTC when the agent’s message is electronically sent to the rights agent. If the conditions to the completion of the offering are not satisfied or the offering is otherwise terminated, your funds will be returned to you as soon as practicable by crediting your DTC account, without interest or deduction.

Purchase of Shares

      You may purchase the shares of common stock pursuant to your subscription privileges by delivering your electronic notice through ASOP prior to 5:00 p.m., New York City time, on the expiration date.

Certificate of Incorporation Restrictions; Escrow Protection Mechanics

      Our ability to utilize our NOLs would be substantially reduced if we were to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code. In order to reduce the risk of an ownership change, our certificate of incorporation restricts the ability of any record or beneficial, direct or indirect, holder of 5% or more of our common stock, however acquired, including acquisition though exercise of rights to purchase shares granted by us, to sell, transfer, pledge, encumber or dispose of any shares owned by such 5% stockholder, or to purchase, acquire, or otherwise receive additional shares of our common stock without our prior consent. Our certificate of incorporation also restricts the ability of any other holder whether direct or indirect, record or beneficial, to make an acquisition of our common stock which will result in total ownership, either direct or indirect, record or beneficial, by such stockholder of 5% or more of our common stock without our prior consent. These restrictions will apply unless and until we determine that such acquisition will not result in an unreasonable risk of an ownership change. In determining 5% ownership, the following attribution provisions apply for purposes of Section 382 of the Code:

•	Any family group consisting of an individual, spouse, children, grandchildren and parents are treated as one person. Note that an individual can be treated as a member of several different family groups. For example, your family group would include your spouse, children, father and mother, but your mother’s family group would include her spouse, all her children and her grandchildren.

•	Any common stock owned by any entity will generally be attributed proportionately to the ultimate owners of that entity. Such attribution will also occur through tiered entity structures.

•	Any persons or entities acting in concert or having a formal or informal understanding among themselves to make a coordinated purchase of common stock will be treated as one stockholder.

•	In determining stock ownership, any person or entity that holds an option to acquire either common stock or another option or right to acquire common stock should be treated as owning the underlying common stock.

•	Ownership may not be structured with an abusive principal purpose of avoiding these rules.

      We have the right, in our sole and absolute discretion, to limit the exercise of rights, including instructing the rights agent to refuse to honor any exercise of rights, by 5% stockholders.

      The total number of our common shares expected to be outstanding upon completion of the offering, assuming all of the shares of common stock are purchased, is 75,980,547. Five percent of 75,980,547 is 3,799,027.

      In order to avoid an “ownership change” for federal income tax purposes, we have implemented the escrow protection mechanics as follows:

      (1) by purchasing shares of common stock, each purchaser will represent to us that such purchaser will not be, after giving effect to the purchase of the common stock, an owner, either direct or indirect, record or beneficial, or by application of Section 382 attribution provisions summarized above, of more than 3,400,000 shares, constituting approximately 4.5% of our outstanding common stock;

      (2) if such exercise would result in such purchaser owning more than 3,400,000 shares of our common stock, constituting approximately 4.5% of our outstanding common stock, such purchaser must notify the rights agent at the telephone number set forth under “Rights Agent;”

      (3) if requested, each purchaser will be required to provide us with additional information regarding the amount of common stock that the purchaser owns; and

      (4) we shall have the right to instruct the rights agent to refuse to honor such purchaser’s exercise to the extent such exercise might, in our sole and absolute discretion, result in such purchaser owning 5% or more of our common stock.

      By exercising rights in the offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you.

      The escrow protection mechanics are meant to be applied in conjunction with the restrictions in our certificate of incorporation and to provide us with a means to both supplement and enforce such restrictions with regard to the exercise of the rights issued in the rights offering. We have received opinions of counsel that the provisions in our certificate of incorporation and the escrow protection mechanics are legal, valid, binding and enforceable under Delaware law. We intend to vigorously challenge any attempt to violate these restrictions and to pursue all available remedies in the event of any violation. Any purported exercise of rights, in violation of either the restrictions in our certificate of incorporation or the escrow protection mechanics section, will be void and of no force and effect.

Conditions to The Offering

      We may terminate the offering if at any time before completion of the offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the reasonable judgment of our board of directors would or could make the rights offering or its completion illegal or materially more burdensome to us or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occurs. To the extent that any of these conditions are applicable to all stockholders, we will not waive such condition with respect to an individual stockholder unless that condition is waived for all stockholders.

      In addition, if we determine that the purchase of the shares of common stock would cause an unreasonable risk of a Section 382 ownership change, we may terminate the rights offering. See “United States Federal Income Tax Consequences — Section 382 and Limitations on The Use of Losses by Us”.

      If the conditions to completion of the offering are not satisfied or we otherwise terminate the rights offering, all rights will expire without value and all exercise payments received by the rights agent will be returned promptly, without interest or deduction.

Amendments

      We reserve the right to amend the terms or conditions of the rights offering.

      We may amend the terms of the rights only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise and additions which we and the rights agent deem necessary or desirable and which will not adversely affect the interests of the Eligible Offerees. If we amend the terms or conditions of the rights offering, a new prospectus will be distributed to all Eligible Offerees who have previously exercised rights and to Eligible Offerees of record of unexercised rights on the date we amend the terms.

      In addition, all Eligible Offerees who have previously exercised rights, or who exercise rights within four business days after the mailing of the new prospectus, will be asked to confirm through ASOP their exercise of rights under the terms of the rights offering as amended by us. An Eligible Offeree who has previously exercised any rights, or who exercises rights within four business days after the mailing of the new prospectus, and who does not confirm through ASOP the exercise of the rights under the amended terms within five business days after our request for confirmation will be deemed to have canceled such Eligible Offeree’s exercise of rights, and the full amount of the exercise price previously paid by such Eligible Offeree will be promptly returned by crediting such Eligible Offeree’s DTC account, without interest or deduction. Any agent’s message received by the rights agent five or more business days after the date of the amendment will be deemed to constitute the consent of the Eligible Offeree who sent such agent’s message to the amended terms.

      If we extend or withdraw the rights offering, we will notify Eligible Offerees of such an extension or withdrawal by sending Eligible Offerees a written notice via our rights agent, Wells Fargo Bank, National Association.

Rights Agent

      We have appointed Wells Fargo as rights agent for the rights offering. Any questions regarding your status as an Eligible Offeree, the number of shares you are entitled to purchase or requests for additional copies of this prospectus or any ancillary documents may be directed to the rights agent at the following address and telephone number:

Matt Raviv

Wells Fargo Corporate Trust
Sixth & Marquette
MAC N9303-120
Minneapolis, MN 55479
Tel 612-667-4456
Fax 612-667-9825

      Wells Fargo, as rights agent, will verify all exercises of rights and will certify to us that the rights have been properly allocated and exercised in accordance with the terms of this rights offering. We will pay the rights agent customary fees and reimbursements for its expenses. We have also agreed to indemnify the rights agent against any liabilities that it may incur in connection with the rights offering, subject to their failure to follow the terms of this rights offering or their willful misconduct or gross negligence.

Method of Payment

      Your payment of the purchase price will be made by debiting your DTC account at the time DTC sends the agent’s message to the rights agent through ASOP and will considered received by the rights agent at such time.

Exercising a Portion of Your Rights

      If you wish to subscribe for fewer than all the shares of our common stock represented by your rights, you should indicate in your ASOP message the number of rights you wish to exercise.

Your Funds Will Be Held by the Rights Agent until Shares of Common Stock are Issued

      The rights agent will hold your payment of the exercise price payment in a segregated account with other payments received from other Eligible Offerees until we issue your shares to you or return your payment, without interest or deduction.

Issuance of Shares

      Our transfer agent and registrar, American Stock Transfer & Trust Company, will make the necessary book-entry transfers, or upon your request, will deliver to you certificates, representing the shares that you purchase upon the exercise of your rights as soon as practicable after the rights offering has expired.

Notice to Record Holders

      If you are a bank, broker, trustee, depository or other nominee who held the 9.25% Debentures for the account of others on the record date, you should notify the respective beneficial owners of such 9.25% Debentures as of January 12, 2004 of the rights offering as soon as possible to find out their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner instructs you to exercise the rights, you should send the appropriate electronic notice to DTC. When you exercise the subscription privilege on behalf of beneficial owners through ASOP, you will be required to certify that each beneficial owner for whom you are subscribing is an Eligible Offeree.

Beneficial Owners

      If you were the beneficial owner of the 9.25% Debentures on January 12, 2004 and voted in favor of our plan of reorganization, we will ask your bank, broker, trustee, depository or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your bank, broker, trustee, depository or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your bank, broker, trustee, depository or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your bank, broker, trustee, depository or other nominee with the other rights offering materials.

Determinations Regarding the Exercise of Your Rights

      We and the rights agent will decide all questions concerning the timeliness, validity, form and eligibility of your rights exercise and their determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your rights because of any defect or irregularity. We will not receive or accept any exercise until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

      Neither we nor the rights agent will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription notices and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of rights if our issuance of shares of our common stock to you could be deemed to violate our certificate of incorporation, be unlawful under applicable law, is materially burdensome to us or as otherwise described under “— Conditions to the Rights Offering.”

Questions about Exercising Your Rights

      If you have any questions, require assistance regarding the method of exercising your rights or have any requests for additional copies of this prospectus, you should contact the rights agent at the address and telephone number set forth above under “— Rights Agent.”

Shares of Common Stock Outstanding after The Offering

      If all the rights are exercised in the offering, 75,980,547 shares of our common stock will be issued and outstanding, based on the number of shares outstanding on February 22, 2005. Based on the 72,980,547 shares of our common stock issued and outstanding as of February 22, 2005, our issuance of shares in the rights offering would result, on a pro forma basis in an approximately 4.1% increase in the number of outstanding shares of our common stock.

Other Matters

      We are not making the offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from Eligible Offerees who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions you will not be eligible to participate in the rights offering.

Determination of Terms of Rights Offering

      The terms of the rights offering were determined as part of Covanta’s second plan of reorganization. Under this plan, part of the consideration to be provided to holders of the 9.25% Debentures (who are considered to be holders of approved subclass 3B claims under the terms of the plan of reorganization) who voted in favor the plan of reorganization have the right to participate in this rights offering.

      While our common stock has traded at a price in excess of the exercise price on the date of this prospectus, there can be no assurance that the market price of our common stock will not decline during the exercise period to a level equal to or below the exercise price, or that, following the issuance of the rights and of our common stock upon exercise of rights, an exercising holder will be able to sell shares purchased in the rights offering at a price equal to or greater than the exercise price. See “Risk Factors” for a more complete discussion of risks associated with this rights offering and our businesses.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of material U.S. federal income tax consequences upon the issuance of the rights in the offering and upon the exercise of the rights. The discussion is based upon the Internal Revenue Code, treasury regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations possibly with retroactive effect. The discussion does not address all of the tax consequences that may be relevant to a particular Eligible Offeree or to holders subject to special treatment under federal income tax laws such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, foreign persons, or persons holding our common stock as part of a straddle or conversion transaction. This discussion is limited to U.S. persons that hold our common stock, or would hold our common stock acquired upon the exercise of warrants issued in this rights offering, as capital assets. Except as otherwise stated herein, no ruling has been or will be sought from the IRS regarding any matter discussed herein. Considerable uncertainty exists as to the federal income tax consequences of the receipt of the warrants under this rights offering. Our counsel has not rendered any legal opinion regarding any tax consequences relating to us or an investment in us. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Eligible Offerees should consult their tax advisors as to the federal income tax consequences of the rights offering, including those that are relevant to their particular situations, as well as the effects of state, local and non-U.S. tax laws.

      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the United States;

•	a partnership, corporation or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

Issuance of Rights, Basis and Holding Period

      We agreed to make this offering as an inducement to holders of the 9.25% Debentures to approve our proposed plan of reorganization of Covanta. It is likely that the IRS would take the position that each Eligible Offeree will recognize ordinary income for federal income tax purposes in an amount equal to the value of the rights upon receipt. Each Eligible Offeree would have a basis in the rights equal to the income recognized upon receipt of the rights. The holding period for the rights would commence upon receipt of the rights.

Expiration of the Rights

      Eligible Offerees whose rights expire unexercised, and for whom our common stock would be a capital asset, will recognize a short-term capital loss equal to their basis in the expired rights upon the expiration of the rights.

Exercise of the Rights, Basis and Holding Period of Acquired Shares

      No gain or loss is recognized by a holder upon the exercise of the rights received in the rights offering (except with respect to cash received in lieu of fractional shares). The basis of each share of common stock acquired through exercise of the rights will be equal to the sum of the exercise price paid and the basis of the rights. The holding period for the common stock acquired through exercise of the rights received in the rights offering will begin on the date of the closing of the rights offering.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS and to each holder the amount, if any, of the dividends paid on our stock and the amount of tax, if any, that we withheld on such distribution. Reporting will also be required with respect to the income realized upon receipt of the rights issued in this rights offering. Under current U.S. Treasury Regulations, backup withholding tax will generally apply unless such holder furnishes a correct taxpayer identification number and provides other certification or is otherwise exempt from backup withholding.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder’s U.S. federal income tax liability if certain required information is furnished to the IRS.

Section 382 and Limitations on Use of Losses by Us

      As of December 31, 2003 we reported that we had NOLs estimated to be approximately $680 million for federal income tax purposes, which expire in various amounts, if not used before December 31, 2023. Some or all of these NOLs may be available to offset our future taxable income, if any, but the continued availability of our NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of an NOL after an “ownership change”, generally a more than 50% increase in stock ownership, measured by value, during a 3-year testing period by “5% stockholders”. In the event of an ownership change, the amount of our NOLs that could be utilized in any taxable year would be generally limited to the product of the value of our stock on the date of the ownership change, multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds.

      We believe that the rights offering will not result in an ownership change. The rights offering has been structured to substantially comply with applicable treasury regulations.

      In addition, our certificate of incorporation contains restrictions on the transfer and acquisition of our shares, which were designed to prevent an involuntary ownership change, although such restrictions cannot prevent an involuntary ownership change in all circumstances. The rights offering also contains certain other provisions which will be applied in conjunction with the restrictions in our certificate of incorporation to provide us with a means to enforce such restrictions with regard to the exercise of the warrants issued in the rights offering. See “The Rights Offering — Certificate of Incorporation Restrictions; Escrow Protection Mechanics” for a more complete discussion. We cannot be certain, however, that these restrictions will prevent a transaction that is outside of our control from triggering an ownership change.

PLAN OF DISTRIBUTION

      The common stock covered by this prospectus will be issued directly to the purchasers by us without the use of any underwriter, selling agent, broker, dealer or finder. The expenses of the offering are being paid for by us.

DESCRIPTION OF COMMON STOCK

      We are authorized to issue 160,000,000 shares of capital stock. The number of shares of common stock authorized is 150,000,000 with each share having a par value of $0.10.

Voting Rights

      Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.

Dividends

      Subject to the rights and preferences of any outstanding preferred stock and limitations imposed by the note purchase agreement, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

•	we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

•	we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.

Rights in Liquidation

      Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.

Preemptive Rights

      Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.

Transfer Restrictions

      Our common stock is subject to the following transfer restrictions: No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of our NOLs. This 5% limitation on ownership of stock may preserve effective control of us by our principal stockholders and preserve our board’s and management’s tenure.

      In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, as described in Article Fifth of our certificate of incorporation the following provisions apply to all 5% stockholders:

      Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of “Danielson Holding Corporation, as Escrow Agent” and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.

      Duration of Our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without creating an unreasonable risk of resulting in an ownership change under the tax law.

      Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a “first to request, first to receive” basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then provided the 5% stockholder has acquired our common stock in accordance with the procedures set forth in our certificate of corporation:

•	we will advise the requesting party in writing; and

•	we will approve any subsequent request by other 5% stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.

      Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

•	we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOLs;

•	the NOLs are no longer available to us; or

•	our board concludes, in its business judgment, that preservation of the NOLs are no longer in our interest.

      Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.

      Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.

EXPERTS

      The consolidated financial statements and schedules of Danielson Holding Corporation at December 31, 2003, and for each of the two years in the period then ended, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, and for the year ended December 31, 2001 by KPMG LLP, an independent registered public accounting firm as set forth in their respective reports thereon incorporated by reference in this prospectus and registration statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing. We have agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its report on our past financial statements incorporated by reference in this registration statement.

      The consolidated financial statements and the related financial statement schedules of Covanta Energy Corporation (Debtor in Possession) and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated into this prospectus and registration statement by reference to the Current Report on Form 8-K/ A of Danielson Holding Corporation filed on May 11, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Covanta Energy Corporation and various domestic subsidiaries having filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code, the Bankruptcy Court

having entered an order confirming Covanta Energy Corporation’s plan of reorganization which became effective after the close of business on March 10, 2004, substantial doubt about Covanta Energy Corporation’s ability to continue as a going concern, and Covanta Energy Corporation’s adoption of Statement of Financial Accounting Standards, referred to in this prospectus as “SFAS”, No. 143, “Accounting for Asset Retirement Obligations” in 2003, SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002, and SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, in 2001) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Quezon Power, Inc. at December 31, 2003 and 2002, and for each of the years then ended, incorporated by reference in this prospectus and registration statement have been audited by Sycip Gorres Velayo & Co., an independent registered public accounting firm, and at December 31, 2001, and for the year then ended, by Arthur Andersen LLP, independent auditors who have ceased operations, as set forth in their respective reports thereon incorporated by reference in this prospectus and registration statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing. The report of Arthur Anderson is a report expressed by a firm which has ceased operations. The incorporation by reference of this report is not equivalent to a current reissuance of such report as would be required if such firm was still operating. The consolidated financial statements of Quezon Power, Inc. referred to in the report of Arthur Anderson are incorporated by reference into this prospectus and registration statement. Because such firm has not consented to the inclusion of this report in this prospectus and registration statement, your ability to make a claim against such firm may be limited or prohibited.

      The consolidated financial statements of American Commercial Lines LLC at December 26, 2003 and December 27, 2002, and for the year ended December 26, 2003, and for the periods from May 29, 2002 to December 27, 2002 and December 29, 2001 to May 28, 2002, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, and for the year ended December 28, 2001 by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their respective reports thereon incorporated by reference in this prospectus and registration statement, and are incorporated in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg LLP of Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

Danielson Holding Corporation

      This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act of 1933. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

      We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on our corporate website, www.danielsonholding.com. Our common stock is traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

Covanta Energy Corporation

      Covanta also files periodic reports and other information with the SEC. Such reports and other information filed by Covanta with the SEC can be read and copied at the public reference room of the SEC at the address set forth above. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at the number set forth above for further information on the public reference room. Covanta’s SEC filings are also available to the public on their corporate website at www.covantaenergy.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering described in this prospectus:

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 15, 2004, as amended by our Annual Report on Form 10-K/ A filed on May 18, 2004;

      2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed on May 7, 2004, as amended by our Quarterly Report on Form 10-Q/ A filed on May 18, 2004; our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on August 9, 2004; and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 9, 2004; and

      3. Our Current Reports on Form 8-K filed on March 11, 2004, as amended by our Current Reports on Form 8-K/ A filed on May 11, 2004 and May 18, 2004, and our Current Reports on Form 8-K filed on April 5, 2004, April 27, 2004, May 18, 2004, June 15, 2004, July 23, 2004, September 9, 2004, October 7, 2004, October 19, 2004, December 9, 2004, December 15, 2004, December 17, 2004, February 2, 2005, February 3, 2005 and February 25, 2005.

      The consolidated financial statements of Quezon Power, Inc. included in the Form 8-K/ A incorporated by reference herein should be read in conjunction with the disclosure appearing on page 20 of this prospectus regarding developments during 2004 with respect to pre-existing contract disputes.

      You may request a copy of these filings, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 40 Lane Road, Fairfield, New Jersey 07004 and our telephone number is (973) 882-9000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than discounts, concessions and brokerage commissions. All amounts set forth below are estimates, other than the SEC registration fee.

SEC registration fee	$582
Legal fees and expenses	250,000
Accounting fees and expenses	74,500
Miscellaneous	9,918

Total	$335,000

      Danielson will bear all of the foregoing expenses.

Item 15.	Indemnification of Directors and Officers.

      Under Section 145 of Delaware General Corporation Law (“DGCL”), a corporation has the authority to indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of such person’s service as a director of officer of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against amounts paid and expenses incurred in connection with the defense or settlement of such action, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. If such person has been judged liable to the corporation in any action or proceeding brought by or in the right of the corporation, however, indemnification is only permitted to the extent that the adjudicating court (or the court in which the action was brought) determines, despite the adjudication of liability, that such indemnification is proper.

      As permitted by Section 145 of DGCL, the restated certificate of incorporation and by-laws of Danielson authorize Danielson to indemnify any officer, director and employee of Danielson against amounts paid or expenses incurred in connection with any action, suit or proceeding (other than any such action by or in the right of the corporation) to which such person is or is threatened to be made a party as a result of such position if the Board of Directors or stockholders of or independent legal counsel to, Danielson, in a written opinion, determine that indemnification is proper.

      We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its report on our past financial statements incorporated by reference in this registration statement.

i

Item 16.	Exhibits.

(a)	Exhibits

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of Danielson Holding Corporation.(1)
3.2	Amended and Restated Bylaws of Danielson Holding Corporation.(2)
5.1	Legal Opinion of Neal, Gerber & Eisenberg LLP
23.1	Consent of Independent Registered Public Accounting Firm of Danielson Holding Corporation and Subsidiaries, dated February 18, 2005, by Ernst & Young LLP.
23.2	Consent of Independent Registered Public Accounting Firm of American Commercial Lines, LLC and Subsidiaries, dated February 18, 2005, by Ernst & Young LLP.
23.3	Consent of Independent Registered Public Accounting Firm of Quezon Power, Inc. and Subsidiary, dated February 18, 2005, Sycip Gorres Velayo & Co., a Member Practice of Ernst & Young Global.
23.4	Consent of Independent Registered Public Accounting Firm of Danielson Holding Corporation and Subsidiaries dated February 21, 2005, by KPMG LLP.
23.5	Consent of Neal, Gerber & Eisenberg LLP (included as part of opinion attached hereto as Exhibit 5.1)
24.1	Powers of Attorney (included as part of the signature page at page ii of Part II to this Registration Statement on Form S-3 (File No. 333-120755) filed on November 24, 2004)

(1)	Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 30, 2000, and incorporated herein by reference (File No. 1-6732).

(2)	Filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on September 8, 2004, and incorporated herein by reference (File No. 1-6732).

      (b) Supplemental Financial Statement Schedules:

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than insurance payments and the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on February 25, 2005.

DANIELSON HOLDING CORPORATION
(Registrant)

By:	/s/ ANTHONY J. ORLANDO

Anthony J. Orlando
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement on Form S-3 has been signed on February 25, 2005 by the following persons in the capacities indicated:

Signature	Title

/s/ WILLIAM C. PATE* William C. Pate	Chairman of the Board

/s/ ANTHONY J. ORLANDO Anthony J. Orlando	President and Chief Executive Officer (Principal Executive Officer)

/s/ CRAIG D. ABOLT Craig D. Abolt	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ DAVID M. BARSE* David M. Barse	Director

/s/ RONALD J. BROGLIO* Ronald J. Broglio	Director

/s/ PETER C.B. BYNOE* Peter C.B. Bynoe	Director

/s/ RICHARD L. HUBER* Richard L. Huber	Director

/s/ ROBERT S. SILBERMAN* Robert S. Silberman	Director

/s/ JEAN SMITH* Jean Smith	Director

/s/ JOSEPH P. SULLIVAN* Joseph P. Sullivan	Director

Signature	Title

/s/ CLAYTON YEUTTER* Clayton Yeutter	Director

*/s/ ANTHONY J. ORLANDO Anthony J. Orlando Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

5.1	Legal Opinion of Neal, Gerber & Eisenberg LLP.
23.1	Consent of Independent Registered Public Accounting Firm of Danielson Holding Corporation and Subsidiaries, dated February 18, 2005, by Ernst & Young LLP.
23.2	Consent of Independent Registered Public Accounting Firm of American Commercial Lines, LLC and Subsidiaries, dated February 18, 2005, by Ernst & Young LLP.
23.3	Consent of Independent Registered Public Accounting Firm of Quezon Power, Inc. and Subsidiary, dated February 18, 2005, Sycip Gorres Velayo & Co., a Member Practice of Ernst & Young Global.
23.4	Consent of Independent Registered Public Accounting Firm of Danielson Holding Corporation and Subsidiaries dated February 21, 2005 by KPMG LLP.